Driven Deliveries, Inc.

134 Penn Street

El Segundo, CA 90245

November 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re: Driven Deliveries, Inc.

Amendments No. 1 and 2 to Registration Statement on Form S-1

Filed: November 4, 2020

File No. 333-241684

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 20, 2020 addressed to Christian Schenk, the Company’s former Chief Executive Officer, with respect to the Company’s filing of its Amendments No. 1 and 2.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 1 to Form S-1 filed on November 4, 2020

Merger Agreement, page 2

Please revise your registration statement to include pro forma financial statements pursuant to Article 8-05 of Regulation S-X that give effect to the proposed merger of Stem Holdings, Inc. and Driven Deliveries, Inc., or tell us why you believe they are not required.

COMPANY RESPONSE:

We have filed Amendment No. 3 to our Registration Statement on Form S-1 which incorporates pro forma financial statements in the Prospectus Summary relative to the merger between Stem Holdings, Inc. and Driven Deliveries, Inc. Our Amendment No. 3 also updated the Company’s financial statements to include financial statements for the period ended September 30, 2020 and updates the disclosures in the registration statement related to interim financial statements to September 30, 2020.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIVEN DELIVERIES, INC.

By:	/S/ Brian Hayek
Brian Hayek
Secretary and Chief Financial Officer

cc: Robert L. B. Diener, Esq.